Exhibit (h)(iii)

SECOND AMENDED ADMINISTRATION AGREEMENT
FOR INSTITUTIONAL CLASS SHARES

This Second Amended Administration Agreement initially dated August 1, 2011, as subsequently amended as of April 1, 2013, and as further amended as of July 31, 2014, is between THE WEITZ FUNDS, a Delaware statutory trust, having its principal office and place of business at Omaha, Nebraska (the “Trust”), and WEITZ INVESTMENT MANAGEMENT, INC., a Nebraska corporation, having its principal office and place of business at Omaha, Nebraska (the “Administrator”).

WHEREAS, the Trust desires to engage the Administrator to provide fund accounting and related administration services with respect to those series of the Trust listed on Exhibit A hereto that issue Institutional Class Shares (each a “Fund” and collectively the “Funds”); and

WHEREAS, on April 1, 2013, the Administrator changed its name from Wallace R. Weitz & Company to Weitz Investment Management, Inc., and

WHEREAS, the Trust previously entered into the original Administration Agreement dated August 1, 2011 with the Administrator, under the Administrator’s former name; and

WHEREAS, the Trust subsequently entered into an Amended Agreement with the Administrator, under the Administrator’s new name, effective as of August 1, 2013; and

WHEREAS, the Trust and the Administrator desire to enter into this Second Amended Administration Agreement for purposes of amending the description of the services provided by the Administrator to the Trust, effective as of July 31, 2014.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

Section 1.     Terms of Appointment.

1.01 Subject to the conditions set forth in this Agreement, the Trust hereby employs and appoints Administrator as the Trust’s Administrator with respect to the Funds in connection with the Institutional Class Shares of the Funds.

1.02 Administrator hereby accepts such employment and appointment and agrees that it will act as the Trust’s Administrator with respect to Institutional Class Shares of the Funds.

1.03 Administrator agrees to provide the necessary facilities, equipment and personnel to perform its duties and obligations hereunder in accordance with industry practice.

1.04 Administrator agrees that it will furnish the Trust with office facilities, including such space, furniture, equipment and supplies as well as personnel sufficient to carry out the necessary administrative, clerical and bookkeeping functions of the Trust.  In connection therewith, the Administrator shall maintain all records required to be maintained for the Trust under the Investment Company Act of 1940.  Additionally, the Administrator shall provide the following services to the Trust:

i.	Daily pricing;

ii.	Computation of daily net asset value and reporting to Trust management, and others as requested;

iii.	Prepare daily cash availability reports for portfolio managers;

iv.	Post daily all Fund activity and prepare all applicable daily reports;

v.	Accrue expenses daily;

vi.	Calculate daily reconciliations of cash, receivables, payable accounts and shares outstanding;

vii.	Compute daily dividend rate for appropriate Funds;

viii.	Compute yields pursuant to S.E.C. formulas;

ix.	Provide monthly analysis and reconciliation of all general ledger accounts;

x.	Generate and maintain monthly broker ledgers, commission ledgers and net trade reports;

xi.	Verify accuracy and propriety of bills and invoices, maintain expenses files and coordinate payment of bills and invoices in a timely manner;

xii.	Prepare reports on expense limitations as needed;

xiii.	Maintain and verify portfolio trade tickets with broker confirmation;

xiv.	Determine income availability for monthly, quarterly and/or annual dividend/distributions;

xv.	Maintain historical record of all Trust net asset values and dividend/distributions;

xvi.	Coordinate audit examination by outside auditors, including preparation of audit, income and excise tax work paper package if required;

xvii.	Produce documents and respond to inquiries during S.E.C. audits; and

xviii.	Provide compliance services to the Trust as necessary for purposes of permitting the Trust to comply with Rule 38a-1 under the Investment Company Act of 1940.

Section 2.                      Fees and Expenses.

2.01 For the services to be rendered by Administrator pursuant to paragraph 1.04, the Trust agrees to pay Administrator a monthly fee for Institutional Class Shares of each Fund based upon the schedule set forth as Exhibit B.

2.02 The Trust also agrees promptly to reimburse Administrator for all reasonable out-of-pocket expenses or advances incurred by Administrator in connection with the performance of services under this Agreement including, but not limited to, fees and expenses of any third party,  fund accounting software, blue sky notice filing fees, Securities and Exchange Commission registration fees, costs related to insurance policies, legal counsel, postage, envelopes, checks, drafts, continuous forms, reports and statements, telephone, telegraph, stationery, supplies, printing, Edgar filings, costs of outside mailing firms, record storage costs and media for storage of records (including, without limitation, microfilm, computer tapes, disks or cd-roms).  In addition, any other expenses incurred by Administrator at the request or with the consent of the Trust will be promptly reimbursed by the Trust.

Section 3.     Representations and Warranties of Administrator.  Administrator represents and warrants to the Fund that:

3.01 It is a corporation duly organized and existing and in good standing under the laws of the State of Nebraska;

3.02 It is empowered under applicable laws and by its Articles of Incorporation and Bylaws, to enter into and perform the services contemplated in this Agreement;

3.03 All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement; and

3.04 It has and will continue to have and maintain the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.

Section 4.      Representations and Warranties of the Trust.  The Trust represents and warrants to Administrator that:

4.01 It is a Delaware statutory trust organized under the laws of the State of Delaware;

4.02 It is, or prior to the public offering of its shares, will become an open-end management investment company registered under the Investment Company Act of 1940;

4.03 A registration statement under the Securities Act of 1933 is currently, or prior to the public offering of its shares, will become effective and will remain effective, and appropriate state securities laws filings have been or will be made and will continue to be made, with respect to all shares of the Trust being offered for sale;

4.04 The Trust is empowered under applicable laws and regulations and by its trust documents to enter into and perform this Agreement; and all requisite corporate proceedings have been taken to authorize it to enter into and perform under this Agreement.

Section 5.      Indemnification.

5.01 Administrator shall not be responsible and the Trust shall indemnify and hold Administrator harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability which may be asserted against Administrator or for which it may be held to be liable, arising out of or in any way attributable to:

(a)  All actions of Administrator required to be taken by Administrator pursuant to this Agreement provided that Administrator has acted in good faith and with due diligence.

(b) The Trust’s refusal or failure to comply with the terms of this Agreement, or which arise out of the Trust’s negligence or willful misconduct or which arise out of the breach of any representation or warranty of the Trust hereunder.

(c) The reliance on, or the carrying out of, any instructions or requests of the Trust.

(d) Defaults by dealers with respect to payment for share orders previously entered.

(e) The reliance on, or the carrying out of, any instructions or requests of the Trust.

(f) The offer or sale of the Trust’s shares in violation of any requirement under federal securities laws or regulations or the securities laws or regulations of any state or in violation of any stop order or other determination or ruling by any federal agency or state with respect to the offer or sale of such shares in such state (unless such violation results from Administrator’s failure to comply with written instructions of the Trust or of any officer of the Trust that no offers or sales be made in or to residents of such state).

5.02 Administrator shall indemnify and hold the Trust harmless from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liability arising out of Administrator’s willful failure to comply with the terms of this Agreement or which arise out of Administrator’s gross negligence or willful misconduct.

5.03 At any time Administrator may apply to any officer of the Trust for instructions, and may consult with legal counsel for the Trust or its own legal counsel, at the expense of the Trust, with respect to any matter arising in connection with the services to be performed by Administrator under this Agreement and Administrator shall not be liable and shall be indemnified by the Trust for any action taken or omitted by it in good faith in reliance upon such instructions or upon the opinion of such counsel.  Administrator shall be protected and indemnified in acting upon any paper or document believed by it to be genuine and to have been signed by the proper person or persons and shall not be held to have notice of any change of authority of any person, until receipt of written notice thereof from the Trust.  Administrator shall also be protected and indemnified in recognizing stock certificates which Administrator reasonably believes to bear the proper manual or facsimile signatures of the officers of the Trust, and the proper counter-signature of any former transfer agent or registrar, or of a co-transfer agent or co-registrar.

5.04 In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage, or other causes reasonably beyond its control, such party shall not be liable for damages to the other for any damages resulting from such failure to perform or otherwise from such causes.

5.05 In no event and under no circumstances shall either party to this Agreement be liable to the other party for consequential damages under any provision of this Agreement or for any act or failure to act hereunder.

Section 6.                      Covenants of Administrator and the Trust.

6.01 The Trust shall promptly furnish to Administrator the following:

(a) A certified copy of the resolution of the Board of Trustees of the Trust authorizing the appointment of Administrator and the execution and delivery of this Agreement.

(b) Certified copy of the Declaration of Trust and all amendments thereto.

(c) Specimens of stock certificates, if any, in the form approved by the Trust’s Board of Trustees with a certificate of the Secretary of the Trust as to such approval.

6.02 To the extent required by Section 31 of the Investment Company Act of 1940 and Rules thereunder, Administrator agrees that all records maintained by Administrator relating to the services to be performed by Administrator under this Agreement are the property of the Trust and will be preserved and will be surrendered promptly to the Trust on request.

6.03 Administrator and the Trust agree that all books, records, information and data pertaining to the business of the other party which are exchanged or received pursuant to the negotiation of and the carrying out of this Agreement shall remain confidential, and shall not be voluntarily disclosed to any other person.

Section 7.                      Termination of Agreement.

7.01  This Agreement may be terminated by either party by 90 days written notice.

Section 8.                      Miscellaneous.

8.01 Neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other.

8.02 The Administrator may, however, without further consent of the Trust, subcontract for the performance of any of its responsibilities under this contract with a qualified party acceptable to the Administrator.  In the event the Administrator subcontracts with any party (the “Contracted Party”) for any such responsibilities, the Administrator shall be fully responsible to the Fund for the acts and omissions of the Contracted Party as it is for its own acts and omissions.

8.03 This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors and assigns.

8.04 This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof, whether oral or written, and this Agreement may not be modified except by written instrument executed by both parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by and through their duly authorized officers, as of the day and year first above written.

THE WEITZ FUNDS By: /s/ Kenneth R. Stoll Vice President

ATTEST:

/s/ John R. Detisch Secretary

WEITZ INVESTMENT MANAGEMENT, INC. By: /s/ Kenneth R. Stoll Vice President

ATTEST:

/s/ John R. Detisch Assistant Secretary

THE WEITZ FUNDS

Exhibit A

Funds Offering Institutional Class Shares

Value Fund
Partners Value Fund
Partners III Opportunity Fund
Short-Intermediate Income Fund

THE WEITZ FUNDS

Exhibit B

The fees payable under this Agreement shall be as follows:

An annual fee, paid monthly, based upon the following average daily net assets of Institutional Class Shares in each Fund:

Greater than:	Equal to or less than:	% of NAV	Minimum
$0	$25,000,000	0.25%	$25,000
$25,000,000	$125,000,000	0.10%
$125,000,000		0.05%